SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

6 May 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated  6 May 2010

                   re: Result of AGM

                                                                                                                                                              29/10

NEWS RELEASE                                                                                                                                      6 May 2010

                                ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

At the annual general meeting, held on Thursday, 6 May 2010, all the resolutions were passed and the results of the polls are as follows:

Resolution	For	Against	Votes withheld

1. Receiving the report and accounts	47,872,438,388 shares 99.98%	10,885,499 shares 0.02%	68,650,641 shares

2. Approval of the directors' remuneration report	42, 817, 417, 557 shares 91.47%	3,992,392,847 shares 8.53%	1,141,917,872 shares

3. Election of directors

(a) Sir Winfried Bischoff	46,548,213,519 shares 99.13%	408,140,699 shares 0.87%	994,917,260 shares
(b) Mr G R Moreno	47,712,010,133 shares 99.65%	165,282,782 shares 0.35%	73,614,820 shares
(c) Mr D L Roberts	47,718,216,148 shares 99.67%	159,593,508 shares 0.33%	73,049,357 shares

4. Re-election of directors

(a) Dr W C G Berndt	Resolution withdrawn.
(b) Mr J E Daniels	47,558,563,401 shares 99.60%	191,872,004 shares 0.40%	200,901,088 shares
(c) Mrs H A Weir	47,700,288,179 shares 99.62%	179,753,259 shares 0.38%	71,121,829 shares

5. Re-appointment of the auditors	47,416,430,362 shares 99.90%	48,720,774 shares 0.10%	486,435,076 shares

6. Auditor's remuneration	47,757,730,218 shares 99.92%	39,372,886 shares 0.08%	153,405,670 shares

7. Directors' authority to allot shares	45,869,254,323 shares 97.38%	1,234,758,915 shares 2.62%	846,406,058 shares

8. Limited disapplication of the pre-emption rights	47,762,792,996 shares 99.76%	115,891,367 shares 0.24%	71,793,738 shares

9. Authority to purchase ordinary shares	47,820,911,226 shares 99.87%	62,730,136 shares 0.13%	66,727,635 shares

10. Authority to purchase preference shares	47,367,317,801 shares 98.92%	516,319,027 shares 1.08%	66,653,036 shares
11. Notice period for general meetings	46,866,888,583 shares 98.15%	885,153,934 shares 1.85%	197,881,354 shares

On 6 May 2010 there were 66,915,197,938 relevant shares in issue.  378 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

-ENDS-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  6 May 2010